Exhibit 99.1

ALTAGAS LTD. ANNOUNCES EXPANSION OF BOARD AND THE APPOINTMENT OF THREE NEW DIRECTORS

Calgary, Alberta (July 26, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today the expansion of its Board of Directors (the “Board”) from nine to 12 seats and the appointment of three new Directors. The expansion of the Board reflects AltaGas’ scope and growing complexity and the experience and expertise required by the Board to support AltaGas’ business, operations and strategic objectives.

“We are firmly committed to having strong governance at AltaGas and a Board that reflects the broad skill set required to provide the appropriate insight as we enter this next phase of AltaGas’ growth,” stated David Cornhill, Chairman and Founder of AltaGas.  “With the completion of the acquisition of WGL, and our focus on creating a North American leader in clean energy infrastructure, we believe that it is the right time to expand our Board.”

The three new Board members appointed are: Ms. Cynthia Johnston, Mr. Pentti Karkkainen and Mr. Terry McCallister.

Cynthia Johnston was most recently Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation (TransAlta). From 2011 to 2017, she held a number of executive positions with TransAlta.  Ms. Johnston has more than 30 years of experience in the energy sector, primarily related to power generation, infrastructure and utilities, including 15 years of executive leadership experience with TransAlta and FortisAlberta.  During her time with TransAlta, Ms. Johnston served on the Board of Directors of TransAlta Renewables Inc., TransAlta Cogeneration LP and TAMA Transmission LP.  Ms. Johnston holds a Bachelor of Arts in Economics from the University of Calgary and a Masters in Applied Economics from the University of Victoria.  She is a member of the Institute of Corporate Directors.

Pentti Karkkainen has over 30 years of investment management, energy sector research and investment banking experience.  Mr. Karkkainen was a co-founder and General Partner of KERN Partners, a leading Canadian, energy focused capital markets and private equity firm, from 2000 to 2014, and was the firm’s Senior Strategy Advisor from 2014 until his retirement from the firm in 2015. Mr. Karkkainen also serves on the Board of Directors of NuVista Energy Ltd. as Lead Director. Mr. Karkkainen holds a Bachelor of Science (Honours) in Geology from Carleton University and a Master of Business Administration from Queen’s University.  He is a member of the Institute of Corporate Directors.

Prior to his retirement from WGL in early July, Mr. McCallister was the Chairman and Chief Executive Officer of WGL and of Washington Gas Light Company from October 2009 to July 2018.  Prior to this, he served as President and Chief Operating Officer of WGL and Washington Gas, joining Washington Gas in 2000 as Vice President of Operations. He has also held various leadership positions with Southern Natural Gas and Atlantic Richfield Company. Mr. McCallister also served on the Board of Directors of the American Gas Association and the Southern Gas

Association and was Chairman of the Board of Directors of the Gas Technology Institute for 10 years. Mr. McCallister has served on the National Petroleum Council, and on the boards of several business and community organizations. He has a Bachelor of Science in Engineering Management from the University of Missouri-Rolla and is a graduate of the University of Virginia’s Darden School of Business Executive Program.

“Having Cynthia, Pentti and Terry as our newest directors brings even deeper knowledge and expertise to our Board,” said David Cornhill, Chairman and Founder of AltaGas. “They will be valuable additions to our Board and our Board looks forward to the contributions they will make over the coming transformational years.”

There will be one vacant board seat which will be filled when AltaGas appoints a permanent Chief Executive Officer.

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources.

For more information visit:  www.altagas.ca

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media 403-691-7197 media.relations@altagas.ca

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “can”, “will”, “forward”, “intend”, “focus”, “anticipate”, “believe”, “propose”, “future”, “priority”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This news release contains forward-looking statements with respect to, among other things, AltaGas’ scope and nature of complexity of proposed growth, AltaGas’ future and expected areas of focus, expectations regarding value, contributions and benefit of appointments and AltaGas’ belief with respect to Board timing of expansion and appointment and filing vacancy. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.